This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about November 14, 2006

Item 3.	News Release

November 14, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Wins 100% Control of 2.2 Million-Acre Exploration Area

Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) announced today that it has been awarded a 100% interest in two onshore exploration areas (PEP 38348 and PEP 38349) totaling 2.2 million acres located in the East Coast Basin, New Zealand.

Item 5.	Full Description of Material Change

Vancouver BC, November 14--/PRNewswire-FirstCall/--Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) announced today that it has been awarded a 100% interest in two onshore exploration areas (PEP 38348 and PEP 38349) totaling 2.2 million acres located in the East Coast Basin, New Zealand. Trans-Orient’s new acquisition is a culmination of several years of analysis of the area, and represents a strategic position in an under-explored basin that provides high-potential exploration and an unconventional resource opportunity.

Trans-Orient previously explored in the basin from 1998 through 2000, and identified numerous leads and prospects, some defined to near drill status. While most of the presently identified structures are developed at the Miocene sandstone play level, another high-upside play has emerged in the older fractured carbonaceous Waipawa and Whangai shales. These rocks are distinguished as the source of the significant quantities of hydrocarbons being generated in the basin, but have not yet been target drilled to examine their reservoir potential. Trans-Orient’s previous work in the area also identified structures containing these oil-rich shales; with improved drilling capabilities and modern completion technology, the potential for developing this unconventional resource has improved significantly.

Trans-Orient's initial stage of exploration work will consist of ground geochemistry surveys to high-grade the best prospects for further seismic work, and to obtain a more regional picture of oil and gas concentration. Additional seismic surveys will also be acquired, and the best-ranked prospects in each permit area will then be selected for an upcoming drilling campaign.

Headquartered in Vancouver B.C., Trans-Orient Petroleum Ltd. is pursuing oil and gas opportunities in New Zealand and the Southeast Asia region.

Contact:
Dan Brown
(604) 682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

November 14, 2006

“Peter Loretto” _______________________________

Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia